UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-287891

BEACH ACQUISITION CO PARENT, LLC

(Exact name of registrant as specified in its charter)

c/o 3G Capital Partners L.P.

600 Third Avenue, 37th Floor

New York, New York 10016

(212) 893-6727

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units of Beach Acquisition Co Parent, LLC

Class P Units of Beach Acquisition Co Parent, LLC

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units of Beach Acquisition Co Parent, LLC: 40

Class P Units of Beach Acquisition Co Parent, LLC: none

Pursuant to the requirements of the Securities Exchange Act of 1934, Beach Acquisition Co Parent, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2026	Beach Acquisition Co Parent, LLC

	By:	/s/ John Vandemore
Name: John Vandemore
Title: Chief Financial Officer